UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of mF International Limited’s 2024 Annual General Meeting

The 2024 annual general meeting of shareholders (the “Meeting”) of mF International Limited (the “Company”) was held at Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong, on September 6, 2024, at 3 p.m., Hong Kong Time, pursuant to notice duly given.

At the close of business on August 16, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 13,251,667 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 9,332,369 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	as a resolution of shareholders, the appointment of Yu Certified Public Accountant, P.C as the Company’s independent registered public accounting firm for the year ending December 31, 2024 (“Resolution One”);
2.	as a resolution of shareholders, the re-designation and re-classification of ordinary shares of the Company that the currently issued 13,251,667 ordinary shares of no par value each in the Company be and are re-designated and re-classified into 4,204,775 Class A ordinary shares of no par value each with 1 vote per share (the “Class A Ordinary Shares”) and 9,046,892 Class B ordinary shares of no par value each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis as set out in the meeting notice (“Resolution Two”);
3.	as a resolution of shareholders, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to the meeting notice, in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (“Resolution Three”);

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	9,320,207	6,986	5,176
2	Resolution Two	9,222,116	105,279	4,974
3	Resolution Three	9,231,871	93,524	6,974

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: September 10, 2024	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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